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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   _________

                                 Amendment No. 8
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                   _________

                             NALCO CHEMICAL COMPANY
                            (Name of Subject Company)
                                   _________

                             SUEZ LYONNAISE DES EAUX
                        LYONNAISE AMERICAN HOLDING, INC.
                               LEO HOLDING COMPANY
                               H2O ACQUISITION CO.

                                   (Bidders)
                                   _________

                    Common Stock, par value $0.1875 per share
           (Including the Associated Preferred Stock Purchase Rights)
                                       and
      Series B ESOP Convertible Preferred Stock, par value $1.00 per share

                         (Title of Class of Securities)
                                   _________

    Common Stock: 629853102      Series B ESOP Convertible Preferred Stock: None

                      (CUSIP Number of Class of Securities)
                                   _________

                                 Patrice Herbet
                             Suez Lyonnaise des Eaux
                                 1, rue d'Astorg
                                   75008 Paris
                                     France
                              011-33-1-40-06-64-00

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                   _________

                                    Copy to:
                                   Kevin Keogh
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200


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


         This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on July 1, 1999 (as amended and supplemented, the "Schedule 14D-1") relating to the offer (the "Offer") by H2O Acquisition Co. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.1875 per share, including the associated preferred stock purchase rights (the "Common Stock"), and all of the issued and outstanding shares of Series B ESOP Convertible Preferred Stock, par value $1.00 per share (the "ESOP Preferred Stock"), of Nalco Chemical Company, a Delaware corporation (the "Company"), at a price of $53.00 per share of Common Stock and $1,060.00 per share of ESOP Preferred Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 1999 and the related Letter of Transmittal, as they may be amended from time to time. On October 18, 1999, Parent contributed all of the issued and outstanding shares of Purchaser to Lyonnaise American Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("LAH"). LAH transferred all of the issued and outstanding shares of Purchaser to Leo Holding Company, a newly created Delaware corporation ("Leo"), in exchange for all of the issued and outstanding shares of Leo. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

Item 2.  Identity and Background.

         Item 10(a)-(d), (g) is hereby deleted and replaced as follows:

         H2O Acquisition Co., a Delaware corporation ("Purchaser"), is a wholly owned subsidiary of Leo Holding Company, a Delaware corporation ("Leo"). Leo is a wholly owned subsidiary of Lyonnaise American Holding, Inc. ("LAH"), a Delaware corporation and a wholly owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Parent"). The information set forth in the Offer to Purchase under Section 8 ("Certain Information Concerning Purchaser and Parent") is incorporated herein by reference as amended hereby. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Purchaser and Parent are set forth in Schedule I to the Offer to Purchaser and are incorporated herein by reference. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of Leo and LAH are set forth in Schedule II (incorporated below) and are incorporated herein by reference.

         Item 10(e), (f) is hereby amended and supplemented as follows:

         During the last five years, none of Leo or LAH or to the best of their knowledge, any of the persons listed in Schedule II (incorporated below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject, to federal or state securities laws or finding any violation of such law.

                                   SCHEDULE II

         INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
            LYONNAISE AMERICAN HOLDING, INC. AND LEO HOLDING COMPANY

1.       Directors and Executive Officers of Lyonnaise American Holding, Inc.

         Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of the Board of Directors and each executive officer of Lyonnaise American Holding, Inc. ("LAH"). The principal address of LAH and, unless indicated below, the current business address for each individual listed below is c/o Suez Lyonnaise des Eaux, 1, rue d'Astorg, 75008 Paris, France. Telephone 011-33-1-40-06-64-00. Each such person is, unless indicated below, a citizen of France. Directors are identified by an asterisk.


Name and Current Business Address         Age                 Present Principal Occupation or Employment;
                                                           Material Positions Held During the Past Five Years


Jerome Monod*                             69       Chairman of the Board, Lyonnaise des Eaux (1980-1997); Chairman
                                                   of the Supervisory  Board, Suez Lyonnaise des Eaux (1997-2001);
                                                   Chairman, Lyonnaise American Holding, Inc. (1980-present).

Philippe Brongniart*                      60       Member  of  the  Executive   Board,   Suez   Lyonnaise  des  Eaux
                                                   (1997-present);  Director,  H2O Acquisition  Co.  (1999-present);
                                                   Director  and  President,   Lyonnaise   American  Holding,   Inc.
                                                   (1993-present);  President  and  Director,  Leo  Holding  Company
                                                   (1999-present);  Executive  Vice  President,  Lyonnaise  des Eaux
                                                   (1993-1997).

Jean Michel Brault*                       51       Director  and  Executive  Vice  President,   Lyonnaise   American
c/o United Water Services                          Holding, Inc. (1997-present); Vice President-North America,  Suez
200 Old Hook Road                                  Lyonnaise  des  Eaux  (1994-present);  Vice  Chairman  and  Chief
Harrington Park, NJ 07640                          Executive  Officer,  United Water  Services  LLC  (1997-present);
                                                   Chairman  and Chief  Executive  Officer,  United  Water  Services
                                                   Canada L.P. (1997-present); Chairman and Chief Executive Officer,
                                                   United Water  Services  Mexico LLC  (1997-present);  Director and
                                                   President,  LAH Acquisition Co. (1999-present);  Vice President -
                                                   Business  Development, GTM International (Suez Lyonnaise des Eaux
                                                   subsidiary) (1992-1994).

Thierry Bourbie*                          46       Director and Vice President,  Lyonnaise  American  Holding,  Inc.
                                                   (1998-present);    Director,    United   Water   Resources   Inc.
                                                   (1996-present);  President of the  International  Water Division,
                                                   Suez Lyonnaise des Eaux (1996-present);  Director of French Water
                                                   Operations,  Lyonnaise  des  Eaux  (1994-1996);  Chief  Executive
                                                   Officer and Chairman,  Lyd Informatique  (Suez Lyonnaise des Eaux
                                                   subsidiary)  (1994-1996);  Chief Executive  Officer and Chairman,
                                                   Apic  Syst  (Suez  Lyonnaise  des Eaux  subsidiary)  (1991-1995);
                                                   Director, Sociedad General de Aguas de Barcelona, S.A.

Joseph V. Boyle*                          51       Director,  Lyonnaise American Holding, Inc. (1997-present);  Vice
c/o United Water Services                          President - Finance and Treasurer,  Lyonnaise  American  Holding,
200 Old Hook Road                                  Inc.  (1994-present);  Vice  President,  Treasurer and Director -
Harrington Park, NJ 07640                          Financial  Analysis,  United Water  Services LLC  (1997-present);
                                                   Vice  President,  LAH Acquisition  Co.  (1999-present).  American
                                                   Citizen.



2.       Directors and Executive Officers of Leo Holding Company

         Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of the Board of Directors and each executive officer of Leo Holding Company ("Leo"). The principal address of Leo and, unless indicated below, the current business address for each individual listed below is c/o Suez Lyonnaise des Eaux, 1, rue d'Astorg, 75008 Paris, France. Telephone 011-33-1-40-06-64-00. Each such person is, unless indicated below, a citizen of France. Directors are identified by an asterisk.


Name and Current Business Address         Age                 Present Principal Occupation or Employment;
                                                           Material Positions Held During the Past Five Years


Philippe Brongniart*                      60       Member  of  the  Executive   Board,   Suez   Lyonnaise  des  Eaux
                                                   (1997-present);  Director,  H2O Acquisition  Co.  (1999-present);
                                                   Director  and  President,   Lyonnaise   American  Holding,   Inc.
                                                   (1993-present);  Director  and  President,  Leo  Holding  Company
                                                   (1999-present);  Executive  Vice  President,  Lyonnaise  des Eaux
                                                   (1993-1997).

Francois Jaclot*                          50       Executive Vice President and Member of the Executive Board,  Suez
                                                   Lyonnaise  des  Eaux   (1997-present);   Senior   Executive  Vice
                                                   President,  Compagnie  de  Suez  (1996-1997);  Managing  Partner,
                                                   Demachy Worms & Compagnie (1994-1995);  Director, Societe General
                                                   de  Belgique   (1996-present);   Director,   GTM  (1998-present);
                                                   Director,  Sita  (1998-present);  Director,  Elyo (1998-present);
                                                   Director,   TPS   (1998-present);    Director,   Banque   Sofinco
                                                   (1996-present);    Director,   Suez   Industrie   (1996-present);
                                                   Director, M6 (1998-present);  Director,  Lyonnaise Communications
                                                   (1998-present); Director, Leo Holding Company (1999-present).

Patrick Buffet*                           45       Executive Vice President, Suez Lyonnaise des Eaux (1998-present);
                                                   Director, H2O Acquisition Co. (1999-present); Director, Treasurer and Secretary,  Leo Holding Company  (1999-present);  Director of
                                                   International Holdings, Societe General de Belgique (1994-1998).


3.       Ownership of Shares by Directors and Executive Officers

         To the best knowledge of LAH and Leo, none of the persons listed on this Schedule II beneficially owns or has a right to acquire directly or indirectly any Shares, and none of the persons listed on this Schedule II has effected any transactions in the Shares during the past 60 days.

Item 10.  Additional Information.

         Item 10(f) is hereby amended and supplemented as follows:

         On October 19, 1999, Parent issued a press release announcing, among other things, the extension of the period during which the Offer will remain open. The full text of the press release is set forth in Exhibit (a)(15) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

         Exhibit Number                 Description
         --------------                 -----------
         Exhibit (a)(15)                Press release issued on October 19, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 19, 1999               Suez Lyonnaise des Eaux


                                       By: /s/  FRANCOIS JACLOT
                                           -----------------------
                                           Name:   Francois Jaclot
                                           Title:  Member of the Executive Board


Dated:  October 19, 1999               Lyonnaise American Holding, Inc.


                                       By: /s/  JOSEPH V. BOYLE
                                           -----------------------
                                           Name:   Joseph V. Boyle
                                           Title:  Vice President


Dated:  October 19, 1999               Leo Holding Company


                                       By: /s/  PATRICK BUFFET
                                           -----------------------
                                           Name:   Patrick Buffet
                                           Title:  Director


Dated:  October 19, 1999               H2O Acquisition Co.


                                       By: /s/  Philippe Brongniart
                                           -----------------------
                                           Name:   Philippe Brongniart
                                           Title:  Director